SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 31267]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

September 26, 2014

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of September 2014.  A copy of each application may be

obtained via the Commission's website by searching for the file number, or for an applicant

using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-

8090.  An order granting each application will be issued unless the SEC orders a hearing.

Interested persons may request a hearing on any application by writing to the SEC's Secretary at

the address below and serving the relevant applicant with a copy of the request, personally or by

mail.  Hearing requests should be received by the SEC by 5:30 p.m. on October 21, 2014, and

should be accompanied by proof of service on the applicant, in the form of an affidavit or, for

lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing

may request notification by writing to the Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC  20549-1090.

For Further Information Contact:  Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

**Evergreen Variable Annuity Trust – [File No. 811-8716]**
**Evergreen Money Market Trust – [File No. 811-5300]**

**Evergreen Select Equity Trust – [File No. 811-8363]**
**Evergreen Select Fixed Income Trust – [File No. 811-8365]**
**Evergreen Municipal Trust – [File No. 811-8367]**
**Evergreen Select Money Market Trust – [File No. 811-8405]**
**Evergreen Equity Trust – [File No. 811-8413]**
**Evergreen Fixed Income Trust – [File No. 811-8415]**
**<u>Evergreen International Trust – [File No. 811-8553]</u>**

Summary:  Each applicant seeks an order declaring that it has ceased to be an investment company.  Evergreen Variable Annuity Trust transferred its asset to corresponding series of Wells Fargo Variable Trust and on July 16, 2010, made distributions to its shareholders based on net asset value.  The remaining applicants transferred their assets to corresponding series of Wells Fargo Funds Trust, and by July 16, 2010, made distributions to their shareholders based on net asset value.  Total expenses of $21,699,000 incurred in connection with the reorganizations were paid by Wells Fargo Funds Management, LLC, investment adviser to the acquiring funds, Evergreen Investment Management Company LLC, applicants' investment adviser, or one of their affiliates.

Filing Dates:  The applications were filed on August 19, 2014, and amended on September 5, 2014.

Applicants' Address:  200 Berkeley St., Boston, MA 02116.

**PHL Variable VA Account 1 [File No. 811-22326]**

Summary:  Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company.  Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date:  The application was filed on August 14, 2014.

Applicant's Address:  PHL Variable Insurance Company, One American Row, PO Box 5056, Hartford, CT 06102-5056.

**City National Rochdale Alternative Total Return Fund LLC [File No. 811-22503]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  Applicant transferred its assets to a series of City National Rochdale Funds, and on May 30, 2014, mad a final distribution to its distributed its assets to shareholders based on net asset value.  Expenses of $435,740 incurred in connection with the reorganization will be paid by City National Rochdale, LLC, applicant's investment adviser.

Filing Date:  The application was filed on September 2, 2014.

Applicant's Address:  570 Lexington Ave., New York, NY 10022-6837.

**eUnits [TM] 2 Year U.S. Market Participation Trust: Upside to Cap/Buffered Downside [File No. 811-22348]**
**eUnits[TM] 2 Year U.S. Market Participation Trust 2: Upside to Cap/Buffered Downside [File No. 811-22663]**

Summary:  Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  On January 28, 2014, and May 23, 2014, respectively, applicants made liquidating distributions to their shareholders, based on net asset value.  Each applicant liquidated in accordance with its terms and incurred no expenses in connection with the liquidations.

Filing Date:  The applications were filed on September 17, 2014.

Applicants' Address:   Two International Place, Boston, MA 02110.

**Aspiration Institutional Funds [File No. 811-22944]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of it securities and does not propose to make a public offering or engage in business of any kind.

Filing Date:  The application was filed on September 16, 2014.

Applicant's Address:  188 West Northern Lights Blvd., Suite 920, Anchorage, AK 99503.

**First Defined Portfolio Fund, LLC [File No. 811-9235]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On April 28, 2014, applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of $15,000 incurred in connection with the liquidation were paid by applicant or First Trust Advisors L.P., applicant's investment adviser.

Filing Dates:  The application was filed on July 30, 2014, and amended on September 25, 2014.

Applicant's Address:  120 East Liberty Dr., Suite 400, Wheaton, IL 60187.

**Morgan Stanley Focus Growth Fund [File No. 811-2978]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to a series of Morgan Stanley Institutional Fund, Inc., and on April 7, 2014, made a distribution to its shareholders based on net asset value.  Expenses of approximately $930,684 incurred in connection with the reorganization were paid by applicant and Morgan Stanley Investment Management, applicant's investment adviser.

Filing Date:  The application was filed on September 12, 2014.

Applicant's Address:  c/o Morgan Stanley Investment Management Inc., 522 Fifth Ave., New York, NY 10036.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                              Brent J. Fields
                                 Secretary